Filed Pursuant to Rule 433

Registration No. 333-200321

May 14, 2015

Final Term Sheet

State Street Corporation

Depositary Shares, Each Representing a 1/100th Ownership Interest in a Share of

Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series F

Issuer:	State Street Corporation (Ticker: STT)

Security:	Depositary shares, each representing a 1/100th ownership interest in a share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series F (the “Series F Preferred Stock”)

Size:	$750,000,000 (750,000 depositary shares)

Over-allotment Option:	None

Maturity:	Perpetual

Expected Ratings*:	Baa2 (rating under review for upgrade) / BBB (negative) / BBB (stable) / A low (stable) (Moody’s / S&P / Fitch / DBRS)

May 14, 2015 Moody’s Announcement*:	On May 14, 2015, Moody’s Investors Service made an announcement concerning certain securities ratings for State Street Corporation and State Street Bank and Trust Company. For State Street Corporation, the rating for preferred equity was upgraded from Baa2 to Baa1, and the rating for long-term senior debt was downgraded from A1 to A2. For State Street Bank and Trust Company, the rating for long-term senior debt was downgraded from Aa3 to A1, and the rating for long-term deposits was upgraded from Aa3 to Aa2.

Liquidation Preference:	$100,000 per share (equivalent to $1,000 per depositary share)

Dividend Rate (Non-Cumulative):	From date of issuance to, but excluding, September 15, 2020, at an annual rate of 5.250% and from, and including, September 15, 2020, at an annual rate equal to three-month LIBOR plus 3.597%

Dividend Payment Date:	15th day of March and September of each year, commencing on September 15, 2015 and until September 15, 2020, and on the 15th day of March, June, September and December of each year, commencing on December 15, 2020, in each case if declared by the Issuer’s board of directors or any duly authorized committee of the Issuer’s board of directors.

Optional Redemption:	On September 15, 2020, or any dividend payment date thereafter, the Series F Preferred Stock may be redeemed at the Issuer’s option, in whole or in part, at a redemption price equal to $100,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series F Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, prior to September 15, 2020, upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $100,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Neither the holders of Series F Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series F Preferred Stock.

Trade Date:	May 14, 2015

Settlement Date:	May 21, 2015 (T+5)

Public Offering Price:	$1,000 per depositary share

Underwriting Discount:	$7,500,000

Net Proceeds (before expenses) to Issuer:	$742,500,000

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Co-Managers	Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Lloyds Securities Inc. UBS Securities LLC

Junior Co-Managers	Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc.

Listing:	We do not intend to apply to list the depositary shares on any national securities exchange or quotation system.

CUSIP/ISIN:	857477 AQ6 / US857477AQ64

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, Goldman, Sachs & Co. at 1-866-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, or Wells Fargo Securities, LLC at 1-800-645-3751.

3